SCHEDULE A

Transactions in the Shares During the Past 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Date of Purchase / Sale	Shares Purchased / (Sold)	Price Per Share ($)
June 2, 2025	(17,740)	$11.5126
June 3, 2025	(6,766)	$11.5007
June 4, 2025	(43,997)	$11.6679
June 5, 2025	(11,944)	$11.7920